[CHAPMAN AND CUTLER LLP LETTERHEAD]

May 27, 2009

Kevin C. Rupert, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viking Mutual Funds
Proxy Statement

Dear Mr. Rupert:

We received your oral comments via telephonic conference on May 15, 2009 regarding the Preliminary Proxy Statement filed by Viking Mutual Funds (the "Trust") on May 8, 2009 (the "Proxy Statement"). Undefined terms have the meanings ascribed to such terms in the Proxy Statement. This letter is intended to respond to your comments. This letter will also be filed via EDGAR Correspondence.

COMMENTS PERTAINING TO PROPOSAL 2 (PROPOSAL TO APPROVE A MANAGER-OF-MANAGERS STRUCTURE)

COMMENT 1

Please state in your response that disclosure has been added to the N-14 of Viking Mutual Funds (the "N-14") (pursuant to which shareholders of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. are being asked to approve an agreement and plan of reorganization with Viking Mutual Funds) which indicates that Viking Mutual Funds will be seeking shareholder approval of the manager-of-managers structure.

RESPONSE TO COMMENT 1

Disclosure regarding the manager-of-managers structure was added to the N-14.

COMMENT 2

If the Trust actually intends to apply for exemptive relief to implement a manager-of-managers structure, please indicate.

RESPONSE TO COMMENT 2

If Proposals 1 and 2 are approved by the Funds, the Trust intends to apply for exemptive relief to implement a manager-of-managers structure ("Exemptive Relief"), particularly in light of the fact that the Large-Cap Fund and the Small-Cap Fund are sub-advised. Accordingly, in response to your comment, the following sentence has been added to the second paragraph under Proposal 2--"Background and Reason for Vote":

If this Proposal 2 and Proposal 1 above are approved by shareholders of the Funds, the Trust intends to apply for exemptive relief and obtain an order so that the manager-of-managers structure may be implemented for each Fund.

COMMENT 3

Please summarize the conditions to which Exemptive Relief is typically subject (although you may indicate that it cannot be known with certainty what such conditions might be applicable to the Trust in the future).

RESPONSE TO COMMENT 3

In response to your comment, a new sub-section entitled "Typical Conditions to Exemptive Relief" has been added under Proposal 2 and reads as follows:

TYPICAL CONDITIONS TO EXEMPTIVE RELIEF

As noted above, before a Fund could implement a manager-of-managers structure, the SEC must provide relief from certain provisions of the 1940 Act, either by rule or exemptive order. Any such relief would typically require the satisfaction of a number of conditions. Although the precise substance of these conditions cannot be known with certainty at this time, typically, current exemptive relief to operate under a manager-of-managers arrangement is subject to various conditions, including conditions that are similar to the following:

•

The approval of a fund's shareholders is required before the fund may operate under the manager-of-managers structure (or, in the case of a new fund, the approval of the fund's initial shareholder(s) before shares are offered to the public;

•

Within 90 days of hiring any new sub-adviser, fund shareholders must be furnished all information about the new sub-adviser that would be included in a proxy statement related to their approval of a new sub-advisory agreement in the absence of a manager-of-managers arrangement;

•

An investment adviser may not enter into a sub-advisory agreement with any affiliated sub-adviser without that sub-advisory agreement, including the compensation to be paid thereunder, being approved by the fund's shareholders;

•

Each sub-advised fund will disclose in its prospectus the existence, substance and effect of the exemptive order. In addition, each sub-advised fund will hold itself out to the public as employing the manager-of-managers arrangement. The prospectus relating to each sub-advised fund will prominently disclose that the investment adviser has ultimate responsibility (subject to oversight by the board) to oversee sub-advisers and to recommend their hiring, termination and replacement;

•

At all times, at least a majority of the board will be independent board members and the nomination of new or additional independent board members will be placed within the discretion of the then-existing independent board members;

•

When a change of sub-adviser is proposed for a sub-advised fund with an affiliated sub-adviser, the Board, including a majority of the independent board members, will make a separate finding, reflected in the board minutes, that such change is in the best interests of such sub-advised fund and its shareholders and does not involve a conflict of interest from which the investment adviser or an affiliated sub-adviser derives an inappropriate advantage;

•

The investment adviser will provide general investment management services to each sub-advised fund, including overall supervisory responsibility for the general management and investment of each sub-advised fund's assets and, subject to review and approval by the board, will: (a) set the sub-advised fund's overall investment strategies; (b) evaluate, select, and recommend sub-advisers to manage all or a part of the sub-advised fund's assets; (c) when appropriate, allocate and reallocate the sub-advised fund's assets among multiple sub-advisers; (d) monitor and evaluate the sub-advisers' investment performance; and (e) implement procedures reasonably designed to ensure compliance by the sub-adviser(s) with the sub-advised fund's investment objectives, policies and restrictions;

•

No board member or officer of the fund, or director or officer of the investment adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a sub-adviser, except for (a) ownership of interests in the investment adviser or any entity that controls, is controlled by, or is under common control with the investment adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a sub-adviser or an entity that controls, is controlled by or is under common control with a sub-adviser; and

•	The order will expire upon the effective date of a related proposed rule, if adopted.

COMMENT 4

In the fifth paragraph under Proposal 2--"Description of the Manager-of-Managers Structure" please indicate that even though shareholder approval would continue to be required under a manager-of-managers structure before the fees from a Fund to the investment adviser could increase, because the investment adviser collects the advisory fee from which it pays the sub-adviser, if the investment adviser were to negotiate a lower fee with a sub-adviser, the investment adviser would benefit.

RESPONSE TO COMMENT 4

In response to your comment, the following sentence has been added to the end of the fifth paragraph under Proposal 2--"Description of the Manager-of-Managers Structure":

However, because Viking would pay sub-advisers out of advisory fees it receives from a Fund, if Viking negotiated a lower sub-advisory fee with a sub-adviser or replaced an existing sub-adviser with another sub-adviser whose sub-advisory fee was lower, then Viking would benefit by retaining a greater portion of the advisory fees.

COMMENT 5

In the Questions and Answers section, in the answer to the fifth question, please reflect the disclosure added under Comment 4.

RESPONSE TO COMMENT 5

In response to your comment, the following has been added to the end of the answer to the fifth question:

However, as indicated in Proposal 2 under "Description of the Manager-of-Managers Structure," if the investment adviser negotiated a lower sub-advisory fee with an existing sub-adviser or replaced an existing sub-adviser with another sub-adviser whose sub-advisory fee was lower, the investment adviser would benefit by retaining a greater portion of the investment advisory fee.

OTHER COMMENTS:

COMMENT 6

Under Proposal 4, if the fundamental restrictions to which changes are proposed to be made will remain fundamental after the changes are approved, please indicate.

RESPONSE TO COMMENT 6

In response to your comment, the following sentence has been added to the paragraph preceding the heading "Shareholder Approval and Required Vote" in Proposal 4:

If shareholders approve the proposed changes, the Issuer Restriction and Investment Company Restriction, as applicable to the Funds, will continue, as modified, to be fundamental investment restrictions.

COMMENT 7

In connection with Proposal 1, because an "assignment of an investment advisory contract" will occur as a result of the Transaction, please address the applicability of Section 15(f) of the Investment Company Act of 1940 (the "1940 Act").

RESPONSE TO COMMENT 7

Viking notes that Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for investment advisers in connection with assignments of investment advisory contracts. However, Viking has advised that it does not intend to rely on this safe harbor. Viking notes that in connection with the Transaction as described in the Proxy Statement, it is not clear that the current investment advisory agreement between Viking and the Funds has been assigned for profit or that an "amount or benefit" as contemplated by Section 15(f)(1) of the 1940 Act has been realized. Although Viking has not expressly undertaken to satisfy the conditions of Section 15(f)(1), Viking notes that, consistent with Section 15(f)(1)(A) of the 1940 Act, 75% of the replacement board being proposed under Proposal 3 consists of independent trustees and, further, that there is no reason to expect that an "unfair burden" for purposes of Section 15(f)(1)(B) will be imposed on any Fund.

COMMENT 8

Please fill in remaining blanks in the Proxy Statement.

RESPONSE TO COMMENT 8

The blanks (except for the date of the date of the Proxy Statement and the date of expected mailing of the Proxy Statement) have been completed.

OTHER UPDATES

In addition to the revisions noted above and other miscellaneous updates, because it has become apparent that certain fees incurred by the Funds will increase as a result of the Transaction, a new section entitled "Pro Forma Expense Information" has been added to Proposal 1.

TANDY ACKNOWLEDGEMENT

In connection with the Trust's proxy statement, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any further comments or questions or issues you would like to discuss regarding these matters.

Very truly yours,
CHAPMAN AND CUTLER LLP
By:	/s/Suzanne M. Russell
Suzanne M. Russell